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CONSULTING AGREEMENT

    This Consulting Agreement, ("Agreement") dated December 6, 2000, is entered into by and between Jack W. Eugster, a Minnesota resident ("Consultant") and Best Buy Co., Inc., a Minnesota corporation ("Best Buy").

R E C I T A L S

    A.  This Agreement is being executed and delivered contemporaneously with that certain Agreement and Plan of Merger dated December 6, 2000 (the "Merger Agreement"), pursuant to which EN Acquisition Corp., a wholly-owned subsidiary of Best Buy, will be merged (the "Merger") with and into Musicland Stores Corporation, a Delaware corporation (the "Company"), with the Company continuing as the surviving corporation. After the Merger, the Company will be a wholly-owned subsidiary of Best Buy. Capitalized terms not otherwise defined in this Agreement shall have the meaning ascribed to them in the Merger Agreement.

    B.  Consultant is the Chairman, President and Chief Executive Officer of the Company and has been a senior executive officer of the Company (or its predecessor) since 1980. During such period, the Company has developed and acquired valuable information, know-how and ideas relating to its business, all of which it regards as valuable confidential information. In the course of his employment, Consultant has had access to and has learned the Company's valuable and confidential information. During such period, Consultant has also become knowledgeable about the Company's business and has developed valuable relationships with the Company's suppliers, customers and other business associates.

    C.  The Company and Consultant are parties to an Employment Agreement, dated as of July 26, 1999 (the "Employment Agreement"), which was amended effective December 6, 2000.

    D.  Best Buy wishes to ensure the continued services of Consultant in order to provide for a smooth transition following the Merger, and Consultant is willing to continue his service to Best Buy on the terms and conditions hereinafter set forth.

    NOW, THEREFORE, the parties hereby agree as follows:

ARTICLE I

CONSULTING SERVICES

    1.01  Consultant's Service as Consultant.  Best Buy hereby retains Consultant as a Consultant, and Consultant agrees to provide consulting services to Best Buy relating to areas within the unique expertise of Consultant such as assisting Best Buy in developing marketing strategies, identifying business synergies and strategies, and advising Best Buy on business integration issues as may be requested by Best Buy during the term of this Agreement. Consultant agrees to perform his duties under this Agreement faithfully and to the best of his ability. Consultant hereby confirms that he is under no contractual commitments inconsistent with his obligations set forth in this Agreement. It is understood that it shall not be a violation of this Agreement for Consultant to (A) serve on corporate, civic or charitable boards or committees, including without limitation the boards of those entities identified on Schedule 1.01 hereto, (B) deliver lectures, fulfill speaking engagements, or teach at educational institutions, (C) serve as a Consultant, member or employee for other business entities, and (D) manage personal investments and participate in other ventures from time to time which do not materially interfere with the ability of Consultant to deliver reasonable services under this Agreement and are not precluded by any covenant then in effect between Consultant and Best Buy and any subsidiary or affiliate thereof, including, but not limited to, the covenants referred to in the Employment Agreement as amended.

    1.02  Independent Contractor Relationship.  In rendering services pursuant to this Agreement, Consultant shall be acting as an independent contractor and shall not be deemed to be an employee of Best Buy or any of its affiliated entities. Consultant shall be solely responsible for his conduct during performance hereunder and for obtaining any applicable insurance. Consultant hereby waives all rights against Best Buy for damages covered by Consultant's insurance. As an independent contractor, Consultant shall have no authority, express or implied to commit or obligate Best Buy or any of its affiliated entities in any manner whatsoever. Consultant agrees, as an independent contractor, to be fully and completely responsible for appropriate self-employment tax payments, social security, worker's compensation, health or disability insurance including any tax or insurance payments as may be required by law. It is acknowledged and agreed that Consultant may from time to time serve as a member of Best Buy's Board of Directors as contemplated by Section 5.01 below. Nothing in this section is intended to diminish or otherwise reduce Consultant's rights as a director of Best Buy.

    1.03  Office; Location.  Best Buy shall provide Consultant with an office at one of Best Buy's facilities in the Minneapolis, Minnesota metropolitan area and reasonable office support. Consultant shall make himself reasonably available in the Minneapolis, Minnesota metropolitan area, or at such other location as may be mutually agreed upon by Consultant and the Board of Directors of Best Buy. Consultant shall, however, travel to other locations at such times as may be appropriate for the performance of his duties under this Agreement as reasonably requested by Best Buy.

    1.04  Attorney Generals Lawsuit.  Consultant shall, during the term of this Agreement and thereafter indefinitely, provide Best Buy the level of assistance, cooperation and availability with respect to the CD price fixing litigation brought by various states' Attorneys General and any related litigation against the Company and any Company Subsidiary as Consultant would reasonably have been expected to provide had the Merger not occurred and Consultant continued as President and Chief Executive Officer of the Company, all without any additional consideration except reimbursement of reasonable travel and incidental expenses incurred by Consultant in connection with such services.

ARTICLE II

CONSIDERATION

    2.01  Compensation for Consulting Services.  In consideration for Consultant's services as a Consultant hereunder, Best Buy shall pay to Consultant a fee in the amount of One Million Dollars ($1,000,000) per year. Such fee shall be paid in equal installments on a monthly basis during the term of this Agreement. Consultant shall be responsible for the payment of federal, state and local taxes payable with respect to the consulting fees paid to Consultant hereunder. In the event of Consultant's death or permanent physical disability or mental incapacity, such fees shall continue to be payable in accordance with Section 2.05 below, notwithstanding his inability to render consulting services.

    2.02  Stock Options.  Consultant currently holds Company Options. At or prior to the Effective Time, Consultant shall (i) surrender all In the Money Options for the payment contemplated by Section 2.5(d)(ii) of the Merger Agreement and (ii) surrender all Out of the Money Options in exchange for options to purchase Parent Common Stock in accordance with Section 2.5(d)(iii) of the Merger Agreement.

    2.03  Charitable Contribution.  During the term of this Agreement, Best Buy shall make contributions of up to $100,000 per fiscal year out of its regular charitable contribution budget to charitable institutions of Consultant's choice, subject to Best Buy's charitable giving objectives. Consultant will not be entitled to any property or other economic benefit in connection with such contribution.

    2.04  Expenses.  All reasonable travel and incidental expenses incurred by Consultant in the performance of services under this Agreement shall be reimbursed by Best Buy.

    2.05  Death and Disability.  Consultant's obligation to render services pursuant to this Agreement shall terminate upon his death or permanent physical disability or mental incapacity, which shall be considered his inability for ninety (90) days in any 360-day period to perform his duties under this Agreement. In the event of Consultant's death or permanent mental incapacity, all compensation thereafter payable or distributable to Consultant pursuant to this Agreement shall be paid to the beneficiary designated by Consultant for such purpose in the last written instrument, if any, received by the Board of Directors of Best Buy prior to Consultant's death or permanent mental incapacity, or, if no beneficiary has been designated, to Consultant's estate, guardian or attorney in fact. In the event of Consultant's permanent physical disability, any amount or benefit payable or distributable to Consultant pursuant to this Agreement shall continue to be paid to Consultant.

ARTICLE III

TERM; TERMINATION

    3.01  Term.  The term of this Agreement shall begin on the Effective Date of this Agreement (as defined below) and expire of the date four (4) years after the Effective Date of this Agreement, unless terminated earlier in accordance with Section 3.02 hereof. The "Effective Date of this Agreement" shall be the Effective Time of the Merger. In the event the Merger Agreement is terminated in accordance with its terms and the Merger is not consummated, this Agreement shall not become effective and shall be deemed for all purposes null and void.

    3.02  Termination.  Best Buy and Consultant shall each have the right to terminate this Agreement for any reason upon thirty (30) days' prior written notice. Best Buy's sole obligation to Consultant under this Agreement in the event of termination by Best Buy for any reason is to continue to pay the compensation provided in Sections 2.01 and to fulfill its obligations under Section 5.01 below with respect to Consultant's nomination and election to Best Buy's Board of Directors. Notwithstanding anything to the contrary herein, Consultant's obligations to assist in the Attorney Generals lawsuit referenced in Section 1.04 shall survive any termination of this Agreement.

ARTICLE IV

INTELLECTUAL PROPERTY

    4.01  Intellectual Property.  All right, title, and interest in and to all other inventions, patent applications, patents thereon, know-how and trade secret information, and all copyrightable material, copyrights, and copyright applications (collectively, "Intellectual Property") that Consultant conceives or originates, either individually or jointly with others, and which relate to the business of Best Buy or any of its affiliated entities as conducted thereby during the term of this Agreement (collectively, the "Covered Business"), will be the sole and exclusive property of Best Buy or its affiliated entities, as applicable, and Consultant hereby irrevocably assigns and conveys the sole and exclusive right, title and interest therein free and clear of any liens or other encumbrances. Such Intellectual Property shall include, but not be limited to, Intellectual Property that:

    a.  Is based on any confidential or proprietary information of Best Buy or any of its affiliated entities;

    b.  Is related to actual business or research or development of Best Buy or any of its affiliated entities with respect to the Covered Business;

    c.  Was developed with use of materials, employees, supplies or facilities of Best Buy or any of its affiliated entities; or

    d.  Was funded by Best Buy or any of its affiliated entities.

    Consultant and Best Buy intend and agree that works of authorship created by Consultant for Best Buy or any of its affiliated entities in the performance of this Agreement shall be deemed "works made for hire" within the meaning of Section 101 of the United States Copyright Act, 17 U.S.C. §101, owned exclusively by Best Buy or its affiliated entities, as applicable, and, to the extent such works of authorship do not constitute "works made for hire," Consultant hereby irrevocably assigns, transfers and conveys the exclusive copyright ownership, and any other ownership rights he might have in such works of authorship, to Best Buy or its affiliated entities, as applicable, free and clear of any liens or other encumbrances.

    4.02  Assistance to Best Buy.  Consultant agrees to execute promptly any papers and perform promptly any other reasonable acts necessary to assist Best Buy and its affiliated entities to perfect all rights, including all Intellectual Property rights, reserved or conveyed thereto hereunder. Consultant agrees to render promptly aid and assistance to Best Buy and its affiliated entities in any interference or litigation pertaining to such Intellectual Property, and all reasonable expenses therefor incurred by Consultant at the request of Best Buy shall be borne by Best Buy.

    4.03  Disclosure of Intellectual Property.  Consultant shall promptly disclose to Best Buy all Intellectual Property conceived or originated pursuant to 4.01.

    4.04  Survival.  Consultant's obligations under this Article IV shall survive the termination or expiration of this Agreement, whether by mutual agreement of the parties, termination pursuant to Section 3.02 hereof, or for any other reason.

ARTICLE V

MISCELLANEOUS

    5.01  Board of Directors.  Best Buy shall nominate and elect Consultant as a member of Best Buy's Board of Directors as a Class 2 director to serve until the next annual meeting of stockholders of Best Buy and shall nominate Consultant for election by the stockholders of Best Buy as a member of Best Buy's Board of Directors as a Class 2 director at such next annual stockholders meeting. Consultant shall serve on such Board without additional cash compensation; provided, however, that Consultant shall be entitled to receive options to purchase Best Buy's common stock as and when such options are issued to the members of Best Buy's Board of Directors generally. In addition, in recognition of the unique circumstances pursuant to which Consultant is becoming a member of Best Buy's Board of Directors, Best Buy shall grant to Consultant pursuant to Best Buy's 1997 Directors' Non-Qualified Stock Option Plan, as amended, effective as of the Effective Date of this Agreement, an option to purchase 37,500 shares of common stock of Best Buy, at an exercise price equal to the closing price of the Best Buy common stock on the date immediately preceding the Effective Date of this Agreement as quoted on the New York Stock Exchange (the "Option"), all as more fully described in the form of option agreement attached hereto as Exhibit A. During the term hereof and so long as Consultant is a member of Best Buy's Board of Directors, Consultant shall not serve as a director or member of a committee of any organization or company which is (i) a vendor or supplier of goods or services that are material to the business of Best Buy or any of its affiliated entities, or (ii) a party to any strategic alliance to which Best Buy or any of its affiliated entities is a party; provided, however, the provisions of this sentence shall not be applied to Consultant in a discriminatory manner vis a vis other member's of Best Buy's Board of Directors.

    5.02  Assignment.  This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by Consultant without the prior written consent of Best Buy.

    5.03  Severability.  Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or unenforceable or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement. In furtherance and not in limitation of the foregoing, should the duration or geographical extent of, or business activities covered by, any provision of this Agreement be in excess of that which is valid and enforceable under applicable law, then such provision shall be construed to cover only that duration, extent or activities which may validly and enforceably be covered. Consultant acknowledges the uncertainty of the law in this respect and expressly stipulates that this Agreement be given the construction which renders its provisions valid and enforceable to the maximum extent (not exceeding its express terms) possible under applicable law.

    5.04  Complete Agreement.  This Agreement and the agreements referenced herein and therein, contain the complete agreement between the parties with respect to the subject matter hereof and thereof, and supersede any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof or thereof in any way.

    5.05  Counterparts.  This Agreement may be executed in one or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together, when delivered, will constitute one and the same instrument.

    5.06  Governing Law; Choice of Forum; Enforcement.  The internal law, without regard to conflicts of laws principles, of the State of Minnesota will govern all questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement. Any and every legal proceeding arising out of or in connection with this Agreement shall be brought in the appropriate courts of the State of Minnesota, and each of the parties hereto consents to the exclusive jurisdiction of such courts. Consultant agrees that given the difficulty of compensating Best Buy fully for damages for any violation of Article IV, Best Buy shall be entitled to injunctive relief to enforce the provisions of Article IV, in addition to any available remedies at law.

    5.07  No Waiver.  No term or condition of this Agreement shall be deemed to have been waived, nor shall there by any estoppel to enforce any provisions of this Agreement, except by a statement in writing signed by the party against whom enforcement of the waiver or estoppel is sought. Any written waiver shall not be deemed a continuing waiver unless specifically stated, shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future or as to any act other than that specifically waived.

    5.08  Survival.  Section 1.04 and Article IV shall survive the termination or expiration of this Agreement.

    IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

/s/ JACK W. EUGSTER Jack W. Eugster, Individually
BEST BUY CO., INC.
By	/s/ RICHARD M. SCHULZE Richard M. Schulze Its Chairman and Chief Executive Officer

SCHEDULE 1.01
TO CONSULTING AGREEMENT

1.
Donaldson, Inc.

2.
Shopko, Inc.

3.
Golf Galaxy, Inc.

4.
Turnstyle, Inc.

5.
Archivers

EXHIBIT A

STOCK OPTION AGREEMENT

    This Stock Option Agreement (the "Agreement") is made as of the  day of            , 2001, by and between BEST BUY CO., INC. ("Best Buy"), a Minnesota corporation, and Jack W. Eugster (the "Optionee").

    WHEREAS, the Board of Directors of Best Buy has determined that it is appropriate to grant to the Optionee pursuant to Best Buy's 1997 Directors' Non-Qualified Stock Option Plan, as amended (the "Plan"), an option to purchase shares of Best Buy's common stock;

    NOW, THEREFORE, in consideration of the foregoing and of the mutual promises set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties to this Agreement, intending to be legally bound, agree as follows:

Section 1
Grant of Option.

    Subject to the terms and conditions set forth below in this Agreement and in the Plan, Best Buy grants to the Optionee the right to purchase, during the period specified in Section 2 of this Agreement, THIRTY-SEVEN THOUSAND FIVE HUNDRED (37,500) shares of Best Buy's common stock, par value $0.10 per share (the "Shares"), at a price of $            per Share (the "Exercise Price") in accordance with the terms of this Agreement and of the Plan, such right being referred to in this Agreement as the "Option." The right to purchase the Shares under the Option shall vest to the Optionee on the following schedule:

After	Percentage Vested
12 months	25%
24 months	25%
36 months	25%
48 months	25%

This Option and the rights under this Option may be sold, pledged, assigned or transferred only in accordance with the Plan and all federal and state securities laws, and only after Optionee has delivered to Best Buy a written legal opinion addressed to Best Buy in form and substance and from legal counsel reasonably acceptable to Best Buy to the effect that such sale, pledge, assignment or transfer is in accordance with all applicable federal and state securities laws (without requiring Best Buy to file any new or substantially amended registration statement covering the Shares).

Section 2
Duration of Option.

    The vested portion of the Option shall be exercisable in whole or in part with respect to the Shares included therein until the earlier of (a) the close of business on the tenth day prior to the proposed effective date of (i) any merger or consolidation of Best Buy with any other corporation or entity as a result of which the holders of the common stock of Best Buy will own less than a majority voting control of the surviving corporation; (ii) any sale of substantially all of the assets of Best Buy and its subsidiaries, taken as a whole, or (iii) any sale of common stock of Best Buy to a person not a shareholder on the date of issuance of the Option who thereby acquires majority voting control of Best Buy, subject to any such transaction actually being consummated, or (b) the close of business the tenth (10) anniversary of the date of this Agreement. Best Buy shall give written notice to the Optionee not less than 30 days prior to the proposed effective date of any of the transactions described in (a) above at which time the vesting restrictions, if any are then applicable, shall lapse and the entire Option shall become exercisable in whole

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or in part. Upon expiration or termination of the Option, the Option shall have no further effect, and the Optionee shall have no further rights in or under the Option or to the Shares that shall not have then been purchased pursuant to the Option.

Section 3
Exercise of Option.

    (a) Notwithstanding anything contained in this Agreement to the contrary, the Option shall be exercised when notice of such exercise, whether in writing or orally, has been given to Best Buy at its principal business office or to its designated agent by the person entitled to exercise the Option and full payment for the Shares with respect to which the Option is exercised has been received by Best Buy.

    (b) In the event Best Buy believes that the Shares issuable upon exercise of the Option cannot be issued to the Optionee because such action would violate any applicable federal or state securities laws, then in that event the Optionee agrees that Best Buy shall not be required to issue said Shares and Best Buy shall have no liability to the Optionee other than the return of amounts tendered to Best Buy upon exercise of the Option unless the Optionee provides Best Buy a written legal opinion addressed to Best Buy in form and substance and from legal counsel reasonably acceptable to Best Buy to the effect that such issuance of Shares would not violate any federal or state securities laws.

    (c) Upon the exercise of the Option by the Optionee, or as soon thereafter as is practicable, Best Buy shall issue and deliver to the Optionee a certificate or certificates evidencing the number of Shares the Optionee has elected to purchase.

Section 4
Confidentiality.

    The Optionee shall maintain as confidential all confidential and proprietary information of Best Buy and its affiliated entities, all as more fully described in that certain First Amendment and Clarification to Employment Agreement of Optionee dated December 6, 2000. In the event of a breach by the Optionee of the foregoing obligation, the Option and all rights thereunder shall immediately terminate.

Section 5
Changes in Capital Structure.

    In the event of a merger, consolidation, reorganization, stock dividend, stock split, or other change in corporate structure or capitalization affecting the common stock of Best Buy, an appropriate adjustment may be made in the number and kind of shares subject to and the Exercise Price of the Option as determined by the Board of Directors of Best Buy or its successor so as to provide Optionee with the same economic benefit under the Option as before such change.

Section 6
Rights as a Shareholder.

    The Optionee shall not have an equity interest in Best Buy or any voting, dividend, liquidation or dissolution rights with respect to any capital stock of Best Buy solely by reason of having the Option or having executed this Agreement.

Section 7
Headings.

    The headings and other captions contained in this Agreement are for convenience and reference only and shall not be used in interpreting, construing or enforcing any of the provisions of this Agreement.

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Section 8
Entire Agreement.

    Subject to the Plan, this Agreement sets forth all of the promises, agreements, conditions, understandings, warranties and representations between the parties to this Agreement with respect to the Option and the Shares, and there are no promises, agreements, conditions, understandings, warranties or representations, oral or written, express or implied, between them with respect to the Option or the Shares other than as set forth in the Plan, this Agreement and the Consulting Agreement. This Agreement is, and is intended by the parties to be, an integration of any and all prior agreements or understandings, oral or written, with respect to the Option and the Shares. Notwithstanding the foregoing, if there is any inconsistency between the terms of this Agreement and the terms of the Plan, the terms of the Plan shall govern.

Section 9
Notices.

    Any and all notices provided for in this Agreement shall be addressed: (i) if to Best Buy, to the principal executive office of Best Buy; and (ii) if to the Optionee, to the address of the Optionee as set forth below his signature hereon.

Section 10
Invalid or Unenforceable Provisions.

    The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions of this Agreement, and this Agreement shall be construed in all respects as if those invalid or unenforceable provisions were omitted.

Section 11
Governing Law.

    This Agreement shall be construed and enforced in accordance with the laws of Minnesota.

Section 12
Modifications.

    Any modification of this Agreement must be written and signed by the parties to this Agreement to be valid.

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    IN WITNESS WHEREOF, Best Buy and the Optionee have executed this Agreement as of the day and year first above written.

BEST BUY CO., INC.
By	Richard M. Schulze Its Chairman and Chief Executive Officer
Jack W. Eugster

(Address)
(Social Security Number)

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CONSULTING AGREEMENT
ARTICLE I CONSULTING SERVICES
ARTICLE II CONSIDERATION
ARTICLE III TERM; TERMINATION
ARTICLE IV INTELLECTUAL PROPERTY
ARTICLE V MISCELLANEOUS
SCHEDULE 1.01 TO CONSULTING AGREEMENT
EXHIBIT A STOCK OPTION AGREEMENT